SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2015

SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)

(Exact name of registrant as specified in its charter)

Curaçao	1-4601	52-0684746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

42, rue Saint-Dominique, Paris, France 75007

5599 San Felipe, 17th Floor, Houston, Texas 77056

62 Buckingham Gate, London SW1E 6AJ

Parkstraat 83, The Hague, The Netherlands 2514 JG

(Addresses of principal executive offices and zip or postal codes)

Registrant’s telephone number in the United States, including area code: (713) 513-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On August 25, 2015, Schlumberger Holdings Corporation, a Delaware corporation (“Schlumberger Holdings”), Rain Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Schlumberger Holdings (“Merger Sub”), Schlumberger Limited, a company organized under the laws of Curaçao and the indirect parent company of Schlumberger Holdings (“Schlumberger”), and Cameron International Corporation, a Delaware corporation (“Cameron”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Schlumberger Holdings will acquire Cameron in a transaction in which Merger Sub will merge with and into Cameron, with Cameron as the surviving entity, and Schlumberger Holdings acquiring all of the stock of Cameron (the “Merger”). The Merger Agreement has been unanimously approved by the boards of directors of each of Schlumberger Holdings, Schlumberger and Cameron. Since 2013, Cameron and Schlumberger have been partners in OneSubsea™, a venture established to manufacture and develop products, systems and services for the subsea oil and gas market.

Under the terms of the Merger Agreement, each share of Cameron common stock outstanding immediately prior to the effective time of the Merger (other than treasury shares held by Cameron, any shares of Cameron common stock owned by Schlumberger Holdings, Merger Sub, or Schlumberger or any person who properly demands statutory appraisal of his or her shares) will be exchanged for 0.716 shares of Schlumberger common stock (the “Exchange Ratio”) and $14.44 in cash (the “Per Share Cash Amount”) (such shares and cash, the “Merger Consideration”). At the effective time of the Merger, (i) each Cameron stock option will cease to represent a right to acquire Cameron common stock and will be converted into an option to acquire shares of Schlumberger common stock, (ii) each Cameron restricted stock unit award will be converted into the right to receive a restricted stock unit award with respect to Schlumberger common stock, (iii) each Cameron deferred stock unit award will be cancelled and converted into the right to receive the Merger Consideration based on the total number of shares subject to such award and (iv) each Cameron performance share award will be converted into the right to receive vested deferred stock units with respect to Schlumberger common stock, based on the attainment of the performance goals pursuant to the methodology agreed between Schlumberger and Cameron.

Completion of the Merger is subject to customary conditions, including: (1) approval by Cameron’s stockholders; (2) regulatory approvals, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of approval of the European Commission under Council Regulation (EC) No. 139/2004 of 20 January 2004; (3) the effectiveness of a registration statement on Form S-4 that will be filed by Schlumberger for the issuance of its common stock in connection with the Merger; and (4) the approval of the listing of these shares on the New York Stock Exchange.

Schlumberger Holdings, Merger Sub, Schlumberger and Cameron have made customary representations, warranties and covenants in the Merger Agreement. In addition, Cameron has covenanted (1) to conduct its business in the ordinary course; (2) to hold a meeting of its stockholders to consider approval of the Merger Agreement and the transactions contemplated by the Merger Agreement; (3) subject to certain exceptions, for its board of directors to recommend approval by the stockholders of the Merger Agreement and the transactions contemplated by the Merger Agreement; (4) not to solicit proposals relating to alternative business combination transactions; and (5) subject to certain exceptions, not to enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

The Merger Agreement contains provisions granting both Schlumberger and Cameron rights to terminate the Merger Agreement under specified conditions, including (1) if the Merger is not completed by August 25, 2016 (unless extended by either party in accordance with the Merger Agreement to a date not later than November 25, 2016); (2) if Cameron’s stockholders fail to approve the Merger Agreement or (3) if a final nonappealable governmental order has been issued prohibiting the Merger. The Merger Agreement contains provisions granting Cameron the right to terminate the Merger Agreement under specified conditions, including (1) in order for Cameron to enter into a Superior Proposal (as defined in the Merger Agreement) if certain conditions are met or (2) if Schlumberger Holdings or Schlumberger has materially breached a representation, warranty or covenant, and such breach is not curable and Cameron has not so breached. The Merger Agreement contains provisions granting Schlumberger the right to terminate the Merger Agreement under specified conditions, including (1) if Cameron’s board of directors either fails to recommend that Cameron stockholders approve the Merger or changes its recommendation, or (2) if Cameron has materially breached a representation, warranty or covenant, and such breach is not curable and Schlumberger has not so breached. In the event of a termination of the Merger Agreement under certain circumstances, Cameron may be required to pay Schlumberger Holdings a termination fee equal to $321 million or either party may be required to reimburse the other party for its transaction expenses up to $10 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Schlumberger Holdings, Schlumberger or Cameron. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Schlumberger Holdings, Schlumberger or Cameron. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Schlumberger’s or Cameron’s public disclosures.

Item 8.01	Other Events.

On August 26, 2015 at 8:30 am (Eastern time), Schlumberger and Cameron conducted an investor conference call with respect to the Merger, a copy of the related materials are attached as Exhibit 99.1 to this report and incorporated herein by reference. Schlumberger also issued a message to its management team, a copy of which is filed as Exhibit 99.2 hereto.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Schlumberger and Cameron. In connection with this proposed business combination, Schlumberger and Cameron may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Schlumberger or Cameron may file with the SEC in connection with the proposed transaction.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE PROPOSED TRANSACTION. These materials will be made available to stockholders of Cameron at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Schlumberger and/or Cameron through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Schlumberger will be available free of charge on Schlumberger’s internet website at http://www.slb.com. Copies of the documents filed with the SEC by Cameron will be available free of charge on Cameron’s internet website at http://www.c-a-m.com. You may also read and copy any reports, statements and other information filed by Cameron or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Cameron, Schlumberger, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Schlumberger is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on January 29, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on February 19, 2015. Information about the directors and executive officers of Cameron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Schlumberger’s and Cameron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements. Schlumberger can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, failure to obtain the required vote of Cameron’s stockholders, the timing to consummate the proposed transaction, the ability to successfully integrate the merged businesses and other risk factors that are discussed in Schlumberger’s and Cameron’s most recent Annual Reports on Form 10-K as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and Schlumberger undertakes no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The exhibits listed below are furnished pursuant to Item 9.01 of this Form 8-K.

2.1	Agreement and Plan of Merger among Schlumberger Holdings Corporation, Rain Merger Sub LLC, Schlumberger Limited and Cameron International Corporation, dated August 25, 2015.

99.1	Joint Investor Presentation dated August 26, 2015.

99.2	CEO Message to Management dated August 26, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Howard Guild
Howard Guild Chief Accounting Officer

Date: August 26, 2015